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Exhibit 99(a)(5)(D)

Nordic Telephone Company ApS Permits TDC A/S
To Release Certain Treasury Shares To Employees

        Copenhagen, Denmark—December 9, 2005—Nordic Telephone Company ApS (the "Bidder") has agreed, upon a request made by TDC A/S ("TDC"), to permit TDC to grant two shares of DKK5 each to 13,805 of TDC's Danish employees, representing a total of 27,610 shares which would be taken from the stock of treasury shares that TDC holds. TDC has indicated that such shares would be delivered to TDC's employees on or before 20 December 2005. The condition being waived for this purpose states that "it is a condition that, prior to or at the end of the Offer Period, and except as publicly disclosed by TDC on or before 29 November 2005, there shall have been: … (ii) no sale or any other disposal by TDC of any of its holding of treasury shares, apart from a disposal in connection with a potential redemption or exercise of already issued stock options." Pursuant to a letter agreement between TDC and the Bidder, dated 8 December 2005, the Bidder has agreed to waive this condition solely for the particular purpose described above. This condition will continue to apply to the tender offer in all other respects, unless otherwise waived by the Bidder.

        On December 2, 2005, the Bidder published the offer document pertaining to an offer for all shares of DKK5 each and American Depositary Shares, each representing on-half of one share of TDC A/S, which was filed with the Securities and Exchange Commission ("SEC") together with the Tender Offer Statement on Schedule TO (the "Schedule TO") on the same date. The acceptance period of the offer ends on January 12, 2006, at 06.01h Central European Time/ 00.01h New York City time, unless it is extended. The offer price is DKK382 per share and the U.S. dollar equivalent of DK191 per American Depositary Share (in each case without interest and subject to adjustment as stated in the offer document).

        Copies of the Offer Document and acceptance forms are available free of charge for collection from Innisfree M&A Incorporated (Toll Free: +1 877 825 8631) inside the United States, or from Lake Isle M&A Incorporated in Europe (Toll Free: +00 800 7710 9971) and from the website of the Bidder (http://www.nordictelephone.dk).

        The Bidder may extend the offer period one or more times in accordance with the applicable Danish laws and applicable U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof applicable to the tender offer. Notification of any such extension will be announced by the Bidder through the Copenhagen Stock Exchange and by means of a press release through the Dow Jones news service and/or PR Newswire in accordance with applicable Danish laws and applicable U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof.

For more information please contact:

Nordic Telephone Company ApS

Danish Press Prospect	International Press Finsbury
Peter Gustafson	Edward Orlebar/Don Hunter
Tel: +45 33 73 0088	Tel: +44 (0)20 7251 3801
Fax: +45 33 73 0081	Fax: +44 (0)20 7251 4112
E-mail: pgu@prospect.dk	E-mail: edward.orlebar@finsbury.com

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  Exhibit 99(a)(5)(D)